NEUBERGER BERMAN EQUITY FUNDS
ADVISOR CLASS
PLAN PURSUANT TO RULE 12b-1
SCHEDULE A

The Advisor Class of the following series of Neuberger Berman Equity Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Advisor Class)

Neuberger Berman Focus Fund	0.25%

Neuberger Berman Genesis Fund	0.25%

Neuberger Berman Guardian Fund	0.25%

Neuberger Berman Large Cap Value Fund	0.25%

Neuberger Berman Mid Cap Growth Fund	0.25%

Neuberger Berman Small Cap Growth Fund	0.25%

DATED: April 2, 2012